SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 March 2016

AVIVA PLC

2015 ANNUAL REPORT ON FORM 20-F

Following the release by Aviva plc (the "Company") on 10 March 2016 of the Company's 2015 Preliminary Results Announcement for the year ended 31 December 2015, the Company announces that it has today issued the 2015 Annual Report on Form 20-F, which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.aviva.com/reports

Shareholders can request a hard copy of the Company's complete audited financial statements, free of charge, by contacting Citibank, N.A. - ADR shareholder services at 1-877-248-4237.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Roy Tooley, Head of Board Support
Telephone - 020 7662 6019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary